                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                           December 5, 2000




                                TYSON FOODS

                             December 4, 2000
                               9:00 a.m. CST



(Conference in progress)

M ..Detailed information pertaining to Tyson's proposal will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson and IBP without charge at the SEC's Internet site, www.sec.gov. Copies of any filings containing information about Tyson can also be obtained without charge by directing a request to Tyson Foods, Inc., 2210 West Oak Lawn Drive, Springdale, AR, 72762-6999, attention Office of the Corporate Secretary, (501) 290-4000.

               Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in the solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's Internet site, www.sec.gov, or by directing a request to Tyson at the address provided above.

               As of the date of this communication none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's Proxy Statement for its 2000 Annual Meeting and other documents filed with the SEC, to the knowledge of Tyson none of the directors or executive officers of Tyson has any material interest, direct or indirect by security holdings or otherwise, in Tyson or IBP.

               This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock, which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933 as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.

Moderator      Ladies and Gentlemen, thank you for standing by.  Welcome to the Tyson Foods conference call. At this time all participants are in a listen-only mode; later we'll conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call please depress 0 then *. As a reminder, this conference is being recorded.

               I would now like to turn the conference over to our Host, Director of Investor Relations, Mr. Louis Gottsponer. Please go ahead, sir.

L. Gottsponer  Thank you.  Good morning, and thank you for joining us here this morning to talk about the Tyson offer to buy IBP. With me this morning are John Tyson, our Chairman, President and CEO and Steve Hankins, who is of course our CFO.

               In just a few minutes we're going to hear some prepared remarks from both John and Steve, and then we'll take some questions. However, since we are all here to talk about the IBP offer, we won't be taking questions on our existing chicken business, as we just reviewed that with you guys a couple of weeks ago in our regular conference call.

               Also, I do want to remind you that some of the things we're going to talk about today are going to be forward-looking statements. That means those statements are subject to risks and uncertainties which could cause actual results to vary. So I want to encourage you to review the list of those risks and uncertainties in today's Press Release.

               With that, I'll turn it over to John Tyson.

J. Tyson Good morning, everybody. We thank you for taking time to listen about our thoughts and our ideas. This is a unique point in time opportunity, and occasionally those come along in your business life. Tyson Foods is the number one protein in the chicken category, and the folks at IBP are the number one leaders in the beef and the pork industry. Seldom in industry do you get a chance to put the leaders together in an industry to then take your business and move forward.

               When we started our discussions with IBP in the last two weeks those discussions were ones of interest, ones that led us to understand better what the opportunities were, and in reviewing the opportunity with our financial people we guided ourselves into a position of saying, "This is unique. This is a once in a lifetime opportunity for us as a Company, as individuals around here. " And we came to the conclusion that we wanted to match up with the great folks at IBP and put two great companies together.

               I'm going to let Steve review some of the financial questions and some of the financial points of views. Then from there we'll move into Q&A.

S. Hankins     Good morning.  I have a few comments to make, basically
               about the offer and our financial view upon the offer.
               First of all, the offer price is $26 per share of IBP stock.
               Our offer is a 50% cash, 50% stock offer. This would be a total transaction value of $4.2 billion, which would include the assumption of $1.4 billion in IBP debt. Our offer's based upon the Friday, December 1st closing price of Tyson stock, which was $14 per share. The offer includes a collar provision, and the collar is set at between $12.60 and $15.40 per share of Tyson stock.

               Our offer represents a premium of 42% over the closing price of IBP on September 29, 2000, which was the last trading day prior to the announcement of the management buyout proposal. Our offer represents a premium of 16.9% over that management buyout proposal.

               Our $26 offer is clearly better than the November offer by Smithfield Foods, which was $25 a share; as well as superior to the management buyout offer of $22.25 per share. Our offer also has the added advantage against the Smithfield offer in that it contains a 50% cash component. Our offer is not subject to any financing conditions. We are prepared to move very quickly and enter into a confidentiality agreement and we have our work teams prepared to begin due diligence as early as tomorrow. We feel our proposal avoids significant regulatory risk as it has a negligible impact on the relative market share in either chicken, beef or pork.

               As to timing, following the completion of a definitive agreement, we would expect to complete the cash portion of the transaction in between 30 to 60 days. We would expect to complete the stock portion of the transaction within three to four months following the completion of the cash tender.

               This transaction is significantly accretive to both GAAP EPS and cash EPS on an annualized basis going forward, as well as on a pro forma FY 2000 basis. It's important to note that our analysis of accretion does not include any benefits from potential synergies, and takes into account the ultimate balance sheet and income statement of the combined companies.

               Following completion of the transaction, we expect our debt to capitalization ratio to be in the neighborhood of 56%, and the combined company is expected to generate strong cash flows and our priority will be on paying down debt.

               As to other financial information, we will not be publishing any information or taking questions in the near-term related to the financial model of the combined companies. We feel there is ample information available today in the public arena, and for purposes of analysts doing modeling of the combined companies we call your attention to the fact that IBP management has provided financial projections within the proxy statement related to their management buyout.

               Now Tyson has not publicly commented related to future earnings except for the outlook that we gave in our fourth quarter conference call of November 13th. That outlook stands today as given then. Various analysts have provided projections for Tyson that are beyond the time period that Tyson commented on in the November 13th call. These analysts' projections are certainly available for use in combined modeling of the combined companies; however, Tyson has no comment on those projections and no comment beyond the outlook that we gave on November 13th as it relates to Tyson business. Historical financial statements of both companies are a matter of public record and could also be useful in the modeling of the combined companies.

               As John said, this is a unique point in time opportunity to be number one in the major proteins. Of course the major attribute of our offer and the combined companies going forward is the cash component of the offer and the fact that this is instantly accretive to earnings with even stronger cash flow characteristics associated with the offer.

               This transaction creates a company that really will be difficult to duplicate in the foreseeable future by anyone else. The scale of protein that we will have together is just simply outstanding.

               With that being said, we will open the call up to questions.

Moderator      Our first question comes from the line of David Nelson.
               Please go ahead, sir.

D. Nelson      Good morning.  I don't know if this falls in with what you can't talk about, but is there a presumed interest rate on the debt you'd have to take on? Do you have any estimate of what that might be?

S. Hankins     Dave, looking at the environment today certainly I think you would be looking in the neighborhood of 8%.

D. Nelson      Eight percent for the additional $1.4 that would be non-
               stock?

S. Hankins     Correct.

D. Nelson      What would be the presumed or proposed management structure?

J. Tyson I think that what we learned when we were in the beef and pork industry before was two things. One, you had to have a certain size to be able to effectively service your customers; but secondly, we also learned that you need to find folks who really understand the beef and pork industry. In the folks at IBP, in Bob Peterson, Dick Bond and their management team, we have found those individuals that understand that industry. So as we go forward, Dick and Bob and I and a few others will talk about how we take the synergies that we see and put them together without disrupting businesses that are running very, very well.

               We at Tyson Foods six months or a year ago probably could not have looked at this opportunity, because we were working through our changes in our Company. We have made those changes and our business is running well. Our folks are working hard and that gives us the opportunity to talk about what we can do on a go forward basis.

               So with Dick and Bob and the guys at IBP, they're running a great business. We will then find the easy synergies and the easy opportunities to come together and not get in each other's way and go out there and service our customers.

D. Nelson      You would envision Bob staying on?

J. Tyson       Oh, yes.  Bob's a wonderful guy.

D. Nelson      You said significantly accretive without synergies.  What
               synergies, perhaps just qualitatively, quantitatively if you can, would you envision?

J. Tyson I think you have to go to the back of the house operations, purchasing opportunities, customer service opportunities, logistic synergies, those types of things. I think there's a tendency in deals that you have a tendency to talk about the synergies and what they may help you do to buy a company.

               Our offer and our thoughts on this have no synergies in any of our models, unlike a competing model that is counting on $200 million worth of synergies to make their deal work. I think that is a significant difference. All of the synergies we find will just help our deal get better.

D. Nelson      Okay.  Just one last question.  Looking back historically a long time ago, about nine years ago, IBP was clearly for sale. Maybe Tyson was busy with Holly Farms at that time.
               Would you compare why IBP is interesting to Tyson now and perhaps wouldn't have been then?

J. Tyson I think the difference today is, and in my conversations with the management team that was around at that time, they kind of scratched themselves on the shoulder and said, "Maybe we should have done it." But we really hadn't built our poultry industry. So in those ten years since then we have built our poultry industry and put it in a position where it is today.

               During that same ten years, Bob Peterson, Dick Bond and that management team have been doing the same thing at IBP. They have been doing the things to make their business significantly different than what it was in 1989, 1990, and that is reflected in their gross margin changes, the gross margin improvements and the product mix that they have where they're moving into value added products, their case ready products that they have with major customers out there. I think when you look at the opportunities between Tyson and IBP, we can help each other pull ourselves through the eye of the needle to accelerate what we're doing and bring in those value added margins quicker to the bottom line.

D. Nelson      Great.  Thank you.

Moderator      The next question comes from the line of Jeff Kanter with
               Prudential Securities.

J. Kanter      John, all last year we heard much about a focus on feathers.
               This obviously takes you far away from that. You obviously said that this is a once in a lifetime type of opportunity.
               We got the sense that you wanted to get bigger in poultry, geographic reach, etc. Was it just that the opportunities in poultry weren't there? Can you discuss that a little bit?

J. Tyson I think I will separate the two opportunities. We're still going to find the opportunities within the poultry industry. The uniqueness of having the opportunity to be a broad player in the protein category with beef, pork and chicken is unique in a standalone, one-time opportunity. We still have our eye on the opportunities in poultry. We're still methodically looking around. We still have the ideal about what we're going to do on the West Coast. We're making some progress without the acquisition of one of the two players
               out there.   So we detached the thought process.  We
               separated them and said that this is unique outside of what we can do in poultry.

               I think you all recognize that we've got tremendous cash flows coming on line here. Our debt's down to 41%. The chicken industry will have plenty of money to fund its own acquisitions for what it wants to do on a go forward basis, but the opportunity of putting these two fine companies together was the uniqueness of the deal. With that uniqueness then we can do some things to help our customers grow their business, grow their pounds and help the consumer out there get the great value added products that Dick and Bob are developing at IBP.

J. Kanter      You said that this offer at $26 a share is clearly better
               than what else is out there. Smithfield Foods, $25 a share, $26 isn't that much better than $25. You're suggesting that you have a lot of synergies coming. Would you be willing to take that higher if need be, because I'm not so sure what makes $26 clearly better than $25?

S. Hankins     Jeff, as you look at our offer clearly $26 is a higher
               number than $25 in very simple terms, but also our offer is 50% cash, 50% stock, which is different from a 100% stock.
               I think our offer offers the benefit of time in that we can get the cash into the stockholders hands very, very quickly.
               I think our offer also should be recognized for the fact that the combination of Tyson and IBP does not significantly change the protein landscape in terms of market share of beef or pork or of chicken. So the amount of regulatory scrutiny and other conversations that might be introduced into the process related to Tyson and IBP, we would seem to have an advantage there related to the other offers in the marketplace.

J. Kanter      As we go forward here, and you're talking about these
               numbers being significantly accretive even before synergies, does that take into consideration some of the negative numbers that were thrown out there in IBP's proxy statements suggesting that their earnings could be as poor as $1.94 a share in 2001? Does this significantly accretive projection take into consideration that type of negative earnings revision on IBP's part?

S. Hankins     Certainly, Jeff, as I discussed in my prepared statements, we've taken advantage of all the numbers that are available in the public arena to look at this deal. So those numbers in the management proxy certainly had our attention, and in making our statements we have factored in everything we know in the public arena.

J. Kanter      Okay, thank you.

Moderator      Our next question comes from the line of Christine McCracken with Midwest Research.  Please go ahead, ma'am.

C. McCracken   Good morning.  You had mentioned that anti-trust wouldn't be an issue. I was wondering if you could comment on the total market share in meat processing possibly being an issue. If you considered that at all, if you think that's a likelihood?

J. Tyson Based on our understanding from our knowledge of the marketplace, and then based on first cut guidance from folks in Washington and New York, we don't see it as an issue. There are a lot of other competitors out there in the chicken business, the beef business, the pork business, the turkey business, the seafood business, and the ostrich business. So there are a lot of folks out there servicing the great American consumer out there. It just takes the leaders in beef, pork and chicken and puts them in a position to enhance their ability to service their customers and the consumer on a go forward basis.

C. McCracken   So at this point you're really not anticipating any
               challenge to this?

J. Tyson       I don't anticipate any challenge, but that's to be seen.

C. McCracken   Okay.  I guess in the past you've given guidance as to what your tolerance for debt was and leverage. Obviously here at 56% on a combined basis, at this offer price you're stretching that a bit. How long would you expect to be at this level? You've obviously made it a priority to pay down that debt. Are you comfortable at this level and what timeframe are you talking about bringing that debt down?

S. Hankins     We're certainly comfortable at this level as it stands right now. As far as timeframe of bringing that down, I'll just say this has a strong cash flow component to it and we expect the next three to four years to show very positive results in bringing that debt down.

J. Tyson I think you'll see the same style of cash management that you saw us here on the poultry side is pay down debt, take care of our business and look for opportunities as they come along. That same discipline will exist that you saw us getting our balance sheet in shape for a potential opportunity. We will demonstrate the same discipline and stuff like that.

               I think when you run your models and stuff on that on a go forward basis, the cap ex component is significant between both companies and that's an opportunity to manage that either side. Either spend it for growth to match up or should it get a little bumpy we reach in there and not spend as much money on cap ex and really accelerate the responsibility to pay down debt. But we will be that conservative.

C. McCracken   Okay.  One final question, have you spoken to management at
               IBP? Have you made your intentions to extend an offer or keep management in place aside from the letter that you sent?

J. Tyson The answer is I've had very nice conversations with Mr. Peterson and Dick Bond there at IBP. I recognize, and I think you all out there recognize, the great job that those two gentlemen have done in building the great company that they have. I actually look forward to their council, to their advice and their wisdom on how we both work together to grow our customer base and grow our business.

C. McCracken   Excellent.  Thank you.

Moderator      We have a question from the line of George Dahlman with U.S.
               Bank Corp., Piper Jaffray.  Please go ahead, sir.

G. Dahlman     Yes, I have two questions.  The first one is your record in the past in being in the beef and pork sector have not been particularly great. I was wondering if you could go into a little more details of what you see different this time that really can push this into a growth company?

               The second question is, have you had any conversations with two of IBP's major shareholders, Smithfield and ADM?

J. Tyson I'll answer the last question. We have not talked to Smithfield, ADM or any of the other significant shareholders. And the difference between last time and now are two individuals, Bob Peterson and Dick Bond, who understand the beef and pork industry.

               The scale of the situation I think comes into play. The scale of going to customers, because eight or nine years ago the landscape of customers was a little different. As we see our customers consolidating, as we see the retailers consolidate, as we see the food service industry consolidate, how you manage those relationships has changed. They've moved more from a geographical management into a customer-focused management. That will allow us, together with the IBP folks, to go in and manage those opportunities with customers so we can work efficiently together to take cost out of the system, to service the customers and to create great value for the American consumer.

G. Dahlman     Thank you.

Moderator      The next question comes from the line of Nick Kiano with
               Bear Stearns.  Please go ahead, sir.

N. Kiano I just wanted to know, is this price subject to any adjustment of any due diligence and such? Is that something you have started doing?

J. Tyson No, we have not started due diligence, and that's a function of how the process is being run. The process required that we extend a letter to the special committee first. The next step is for the special committee to accept that and then sign a confidentiality agreement. I would believe that the special committee would act on that in the next 24 to 48 hours and then from there we'll start our due diligence process.

               I would think, like any good folks working and looking, that the due diligence process may or may not discover things. But I tell you, based on what I know about Bob and Dick, I think we're only going to find good surprises in this situation, unlike some other deals we've gotten into where we found some surprises we didn't like.

N. Kiano Is that to say if you find good surprises there's a potential for a price increase versus finding bad surprises and there being the potential for a price decrease?

J. Tyson We will pay a fair value for what the market recognizes, and I would hope if we find good surprises we can use that money to pay down debt.

N. Kiano       Okay.  Thank you.

Moderator      We have a question from the line of Michael Liss with
               American Century Investment.  Please go ahead.

M. Liss Good morning, gentlemen. I think something that would really help us to understand exactly why you're making this move at this point is if you could explain in a little bit more detail some of the synergies that you're going to get out of this deal. The question was asked and you just gave us a real quick answer. We could really use some explanation as to why chicken and pork and beef work together.

S. Hankins     Well, I would answer that first.  We're making our offer
               without any synergies into the price of the situation, so we're buying it in a pure sense. We don't have to have a funny number in there to justify our purchase price. I think it's a conservative approach and it's a fair businessman's approach.

               I do believe that as we get into understanding the depth of their business, we will see synergies in customer support, purchasing synergies, logistics, sales and G&A dollars on a go forward basis. They have some processing plants that we'll be able to take and put some products into today that we can't do today. We'll be able to use some of their facilities and get some new products into our product line. They have some products that they can use some of our plants.

               Those are some of the synergies that I would see that would reduce the need for cap ex on either side of the fence.
               Then as we approach the customer, the efficiency of managing the customer opportunity will help us manage our marketing dollars, our sales dollars and our administrative dollars.

               But I'll come back to the first position that we approached the deal from was how can this thing work without having the synergies to pay for it? And we're not counting on synergies to pay for it. We're counting on the business proposition of Tyson Foods and the business proposition of IBP in their combinations to make the deal work. Any and all synergies we find will just help accelerate our debt reduction.

M. Liss Okay, so let me ask a follow up. If you're not doing this based on synergistic motives, then explain why you are doing it.

S. Hankins     Well, I don't think that was the answer to the question,
               that we're not doing it because of synergistic motives, because there will be obvious synergies within the deal.
               Certainly we are not into due diligence and not at all in the type of position to talk about those quantitatively, but also IBP is a very good company, a very strong management team. We look at them very, very highly and don't expect to go in and find terribly remarkable opportunities within their business for those types of synergies.

               We've looked on this deal without synergies, and we've done our analysis without synergies and it is a very, very good deal without synergies. And as to ultimate reason why we're doing this, this is an opportunity for growth and for us to be a very large player in the overall protein market. As we've said, a point in time opportunity for us to make a significant move with our business.

J. Tyson I think one of the reasons that you'll see is where the gross margin improvements are coming from IBP, and our belief is that those gross margins are only going to accelerate because they have positioned themselves with downstream value added products. I would say that IBP is probably five to ten years behind where the poultry industry was, but they're the first one there ready to go. They're organized and ready to go. They have their team in place, they have the management in place and they're ready to go. It's just a unique opportunity for us to combine that acceleration of gross margins from their product mix change.

               They're on a very good path, and when you think of Tyson and what it brings to the party, so to speak, you're dealing with Tyson being the number one provider to the food service business. When you look at retail, and we talk in terms of case ready beef or case ready pork, look back to case ready chicken and we basically invented that category twenty plus years ago and are the major provider out there of case ready chicken.

               So we understand these marketplaces and we understand these marketplaces in significant detail, especially the value added component. They are on that path and we think it's nothing but good for us to combine what we know with the path that they're already on.

M. Liss        Okay, thank you.

Moderator      Our next question comes from the line of John McMillin with
               Prudential Securities.  Please go ahead, sir.

J. McMillin    Good morning, everybody.  I'm up here in Boston by myself.
               Just to try to understand, there already is an existing beef, poultry and pork company, and I don't mean to take shots at ConAgra in this conference call. If anything I'll take shots at IBP's board for not offering this for sale to everybody...both Smithfield and Tyson have come in. But just in terms of why this combined company might do better than what we have seen out of ConAgra?

J. Tyson Well I believe that if you look at the folks at ConAgra, they've been working hard to get their beef business cleaned up; they've been working hard to get their pork industry cleaned up; and they've been working hard to get their chicken industry cleaned up. As of now they have not done either one of those in either one of those categories.

               Tyson is there and done. IBP is there and done. So we're further down the road.

J. McMillin    I'm just talking about the combined synergies between the
               businesses from a sales growth standpoint or a serving the customer standpoint. What benefit you get by having a company that has all of this together?

J. Tyson I think you might shape it in, if you look at what P&G does when they go to the marketplace. Proctor and Gamble goes in with their broad range of products, they go into a customer and they manage a whole category in a range of products.
               You can see some of that type of philosophy maybe being available to this. You go into a customer and you're able to help manage a category of protein, not just a subset of the category on a go forward basis. That's where we see one of the significant opportunities.

J. McMillin    I don't know if you went over this before, if you did I
               apologize, but it would seem to me that you should be able to get this through regulatory hurdles a lot quicker than Smithfield, which would also be a competitive advantage. I appreciate your explaining to Jeff that $26 is higher than $25, but also you'd probably get to $26 earlier than you'd get to $25, isn't that correct?

S. Hankins     John, that's exactly correct.  We feel besides having the
               initial entry point be better that both the cash component of the offer versus all stock and also just what you referenced, the regulatory landscape around this should be an advantage that we have.

J. Tyson I think it's publicly been said that Smithfield's got a desire to close in nine to twelve months. I think maybe a difference between our deal and the Smithfield deal is we have a price to buy the company and Smithfield has a price to take an option to buy the company. That's a big difference.

J. McMillin    Thanks a lot.

Moderator      We have a follow up question from the line of Jeff Kanter
               with Prudential Securities.  Please go ahead.

J. Kanter      The bulk of my questions have been answered, but is it fair to say that with IBP going deep into case ready that the long-term game plan here is to see a Tyson beef and a Tyson pork. Is that fair?

J. Tyson As to the branding question, that branding question has not been discussed. I think IBP, with what they're doing with the Thomas Wilson brand, is taking hold. It's very well organized. So the question of whether the Tyson name would be applied to beef and pork is still to be discovered. I think we'll take small steps in that.

               In maybe some of your downstream products you might be able to cross the name over. But when you go out there and you talk around in the food service community and you talk around in the retail community, the IBP/Thomas Wilson brand name is very well accepted and it's very well understood out
               there.   So I think what we learned when we were in the beef
               and pork industry is you need to have a certain scale size and you need to make sure that you've got the right management team in place to help you run those businesses. We have discovered that in IBP.

J. Kanter      Okay, well thank you.

Moderator      The next question comes from the line of Nick Kiano of Bear
               Stearns.  Please go ahead.

N. Kiano I have a follow up question. You had mentioned that you had spoke to bodies in Washington, I guess regarding regulatory aspects or hurdles. It really doesn't seem to me that there are many. Is there something that I'm missing? Is there something you are somewhat concerned about?

J. Tyson No, we just touched base with our legal counsel that always guides us on when you ask a "what if" question. So we have not talked to any government agencies.

N. Kiano       In asking that "what if" question, did any concerns come up?

J. Tyson       None.

N. Kiano       Okay, thank you.

Moderator      Mr. Gottsponer, there are no other questions.  Thank you,
               please continue.

L. Gottsponer  Then I think we will thank you guys for joining us today, and we'll stop there.

J. Tyson I thank everybody out there and I thank all the great folks out there at IBP that maybe are listening to the conference call. I look forward to two great companies working well together in the marketplace. Everybody have a great day.

Moderator      Ladies and gentlemen, this conference will be available for replay after 12:30 p.m. today until January 4, 2001 at
               midnight.  You may access the AT&T Executive Playback
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               That does conclude our conference for today.  Thank you for
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